1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Reports 17% Sequential Increase in
Fourth Quarter Revenue with EPS of NT$1.37
Hsin-Chu, Taiwan, R.O.C., January 26, 2006 — TSMC today announced revenue of NT$81.16 billion, net income of NT$33.9 billion, and fully diluted earnings per share of NT$1.37 per share (US$0.21 per ADS unit) for the fourth quarter ended December 31, 2005.
On a sequential basis, fourth quarter results represent a 17.2% increase in revenue, and a 38.4% increase in both net income and fully diluted EPS. Year-over-year, fourth quarter revenue increased 27.1% while net income and fully diluted EPS both increased 52.8%. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.
As a result of stronger than expected demand across all major product segments, fourth quarter revenue surpassed guidance. Gross margin for the fourth quarter climbed 5 percentage points to 49.1%, due to higher levels of capacity utilization and more favorable currency exchange rates. Advanced process technologies (0.13-micron and below) accounted for 49% of wafer revenues while revenues from 90-nanometer process technology alone reached 17% of the total wafer sales. Overall utilization was 104%. Operating margin jumped from 36% in third quarter to 42.2% in fourth quarter, and net margin improved to 41.8% from 35.4% quarter over quarter.
“Due primarily to continued robust demand from our customers, our fourth quarter business exceeded our previous guidance,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Meanwhile, we expect our operating performance for the coming quarter to be better than the average seasonal pattern, but an anticipated depreciation of the US dollar against the NT dollar will impact our revenue by more than 4 percent,” said Ho. “Based on our current business and foreign exchange rate expectations, management’s expectations for first quarter 2006 performance are as follows”:
•	Revenue to be between NT$73 billion and NT$76 billion;

•	Gross profit margin to be between 46% and 48%;

•	Operating profit margin to be approximately 39%.
     Ho said management also expects that 2006 capital expenditure will be in the range of US$2.6 billion to US$2.8 billion.

TSMC’s 2005 fourth quarter results :
(Unit: NT$ million, except for EPS)

	4Q05		4Q04		YoY	3Q05		QoQ
	Amount*		Amount		Inc.(Dec.)%	Amount		Inc.(Dec.)%
Net sales	81,161		63,875		27.1	69,258		17.2
Gross profit	39,865		27,153		46.8	30,525		30.6
Income from operations	34,224		21,028		62.8	24,930		37.3
Income before tax	35,401		22,094		60.2	24,420		45.0
Net income	33,900		22,184		52.8	24,488		38.4
EPS(NT$)	1.37	**	0.90	***	52.7	0.99	****	38.4

* 2005 fourth quarter figures have not been approved by Board of Directors
** Based on 24,693 million weighted average outstanding shares
*** Based on 24,724 million weighted average outstanding shares
**** Based on 24,690 million weighted average outstanding shares
TSMC’s 2005 results :
(Unit: NT$ million, except for EPS)

	2005		2004		YoY
	Amount*		Amount		Inc. (Dec.)%
Net sales	264,588		255,992		3.4
Gross profit	115,244		110,161		4.6
Income from operations	93,014		86,823		7.1
Income before tax	93,819		91,779		2.2
Net income	93,575		92,316		1.4
EPS(NT$)	3.79	**	3.73	***	1.5

* 2005 figures have not been approved by Board of Directors
** Based on 24,693 million weighted average outstanding shares
*** Based on 24,724 million weighted average outstanding shares
TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:

Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

Date: January 26, 2006